UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: RX Funds Trust

3.	Securities and Exchange Commission File - No.: 811-22878

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Formerly, 75 Virginia Road, North White Plains, NY 10603

6.	Name, address, and telephone number of individual the Commission staff should contact any questions regarding this form:

RX Funds Trust

c/o Thaddeus Leszczynski

Second Floor Mailbox #6

75 Virginia Road

North White Plains, NY 10603

Phone: 212 397 2524

Email:tlesc@csacompliance.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3Ia-l, ..3 1a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

UMB Fund Services Inc

235 W. Galena Street

Milwaukee, WI 53212

888.844.3350

SS&C Technologies Inc (f/k/a, Boston Financial Data Services)

2000 Crown Colony Drive

Quincy, MA 02169

617.483.5000

Matrix Capital Group, Inc.

242 East 72nd St.

New York, NY 10021

212.487.4979

Matrix 360 Distributors, LLC

4520 Main Street, Suite 1425

Kansas City, MO 64111

816.787.0718

8.	Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BFP Capital Management

20 Walnut Street

Wellesley Hills, MA 02481

Cougar Global Investments Ltd.

40 King St W #2706

Toronto, ON M5H 3Y2, Canada

Frame Global Asset Management, Ltd.

L/K/A 5160 Yonge St, Suite 1860

Toronto, ON M2N 6L9, Canada.

Insight Capital Research & Management, Inc.

201 North Civic Dr., Suite 190

Walnut Creek CA 94596

J.A. Forlines, LLC

63 Forest Avenue, Suite #1

Locust Valley, NY 11560

Laffer Investments, Inc.

103 Murphy Court

Nashville TN 37203

Manifold Fund Advisors, LLC (f/k/a RiskX Investments, LLC, American Independence Financial Services, LLC)

2 Embarcadero Center, Floor 7

San Francisco, CA, 94111

Manifold Partners LLC

2 Embarcadero Center, Floor 7

San Francisco, CA, 94111

Navellier & Associates, Inc.

1 East Liberty, Suite 504

Reno, Nevada 89501

Newfound Research, LLC

25 Boylston Street, 3rd Floor

Boston, MA 02116

Validus Capital Research and Management, Inc.

12277 Soaring Way Suite 205

Truckee, CA 96161

Welton Fund Advisors, LLC

Eastwood Building

Carmel, California 93921

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Matrix Capital Group, Inc.

242 East 72nd St.

New York, NY 10021

Matrix 360 Distributors, LLC

4520 Main Street, Suite 1425

Kansas City, MO 64111

13.	If the fund is a unit investment trust (“UIT’) provide: NOT APPLICABLE
(a) Depositor’s name(s) and address(es)
(b) Trustee’s name(s) and address(es

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.: 811- --

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: December 16, 2016

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to Article XI, Section 11.4 (b)(i) of the Trust’s Trust Instrument dated July 8, 2013 (filed with initial N-1A on August 13, 2013), shareholder approval was not required, and action was taken by the Board of Trustees on the advice of the investment adviser and administrator.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a) If Yes, list the date(s) on which the fund made those distributions: December 30, 2016

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: NOT APPLICABLE
Has the fund issued senior securities?
	[ ]	Yes	[ ]	No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X]	Yes	[ ]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund: NOT APPLICABLE

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? [ ] Yes [X] No

If Yes, briefly describe the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: 0

(ii)	Accounting expenses: 0

(iii)	Other expenses (list and identify separately): 0

(iv)	Total expenses (sum of lines (i)-(iii) above): 0

(b)	How were those expenses allocated? N/A

(c)	Who paid those expenses? N/A

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[X]	Yes	[ ]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: File No. 22878. Filed on February 6, 2020 and October 14, 2020.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: NOT APPLICABLE
(b) State the Investment Company Act file number of the fund surviving the Merger: 811- __ _
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has nol been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RX Funds Trust, (ii) he is the former Secretary of the RX Funds Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/S/ Thaddeus Leszczynski
(Signature)
Thaddeus Leszczynski